Exhibit 21.1

Subsidiaries of Texas United Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Texas United Nevada, Inc.	Nevada
State Bank	Texas
GNB Financial, n.a.	United States
Community Home Loan, Inc.	Texas
TXUI Statutory Trust I	Connecticut
TXUI Statutory Trust II	Delaware
GNB Capital Trust I	Delaware